Filed Pursuant to Rule 433
Registration Nos. 333-126294
333-126294-01
September 29, 2006
PNC Funding Corp
$450,000,000
FLOATING RATE SENIOR NOTES DUE OCTOBER 3, 2008
FINAL TERMS AND CONDITIONS

Issuer:	PNC Funding Corp

Guarantor:	The PNC Financial Services Group, Inc.

Issue Ratings:	Moody’s Investors Service: A2 (stable)

Standard & Poor’s: A (stable)

Fitch: A (stable)

Type of Security:	SEC Registered Senior Notes

Aggregate Principal Amount:	$450,000,000

Trade Date:	September 29, 2006

Settlement Date:	October 4, 2006 (T+3)

Final Maturity:	October 3, 2008

Interest Payment and Reset Dates:	Monthly on the 3rd day of each calendar month, commencing on November 3, 2006

Coupon:	One-month LIBOR plus 0.02% (2 basis points)

Day Count Convention:	Actual / 360

Gross Spread:	0.075%

Yield to Investors:	One-month LIBOR plus 0.02% (2 basis points)

Issue Price to Investors:	100.00% plus accrued interest, if any, from October 4, 2006

Proceeds (before expenses) to the Issuer:	$449,662,500

Redemption Provision:	The senior notes may not be redeemed, in whole or in part, prior to maturity

Denominations:	$1,000 denominations and integral multiples of $1,000

CUSIP / ISIN:	693476AW3 / US693476AW33

Sole Book-Runner:	J.P. Morgan Securities Inc.

Co-Managers:	Banc of America Securities, LLC

PNC Capital Markets, LLC

The issuer and The PNC Financial Services Group, Inc. have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement dated today and other documents the issuer and The PNC Financial Services Group, Inc. have filed with the SEC for more complete information about the issuer, and The PNC Financial Services Group, Inc., and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, The PNC Financial Services Group, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus or the preliminary prospectus supplement if you request it by calling collect 1-212-834-4533.
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